ZOOZ

Nasdaq & TASE listed: "ZOOZ"

Enabling Widespread Deployment of Ultra-fast EV charging.

May 2024


ZOOZ
IT'S TIME TO ZOOZ

Legal Disclaimer

About this Presentation

- The following presentation (this "Presentation") is for informational purposes only and has been prepared by ZOOZ Power Ltd. (the "Company" or "ZOOZ").
- The information contained in this Presentation is the property of ZOOZ. This Presentation may not be copied, published, reproduced or distributed, in whole or in part, at any time without the prior written consent of the Company. Any trade names, service marks, trademarks and trademark symbols used herein are the properties of their respective owners. The use and presentation of any such trade names, service marks, trademarks and trademark symbols is not intended to imply any relationship with ZOOZ or any endorsement or sponsorship of ZOOZ.
- Neither the Company nor any other person makes any representation or warranty, express or implied, as to the reasonableness of the assumptions made in this Presentation or the accuracy or completeness or the information contained in or referred to in this Presentation.

Industry and Market Data

- The information contained in this Presentation includes information provided by third parties, such as market research firms. None of the Company or its representatives gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use.

No Offer or Solicitation

- This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to buy, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.


IT'S TIME TO ZOOZ

Legal Disclaimer


ZOOZ

Forward-Looking Statements

- This Presentation contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the U.S. Private Securities Litigation Reform Act of 1995, as amended, as well as within the meaning of the Israeli Securities Law, 1968 (the "Securities Law").
- All statements other than statements of historical facts contained in this Presentation, including statements regarding the Company, and any of the Company's strategy, future operations, future financial position, future market share, anticipated costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission ("SEC") as well as other documents that may be subsequently filed by the Company from time to time with the SEC.
- The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," " project," " should," " target," "will," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are only estimations, and the Company may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Presentation. Management of the Company has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect the Company's business, financial condition and operating results. Forward-looking statements contained in this Presentation are made as of the date hereof, and none of the Company or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.

We develop,
manufacture & market

Revolutionary Power Boosters

Enabling & accelerating **widespread deployment of EV ultra-fast charging.**

Today. Anywhere. For Good.


zooz
Boost for Good
IT'S TIME TO ZOOZ

ZOOZ at a Glance (April 2024)

HQ in **ISRAEL**

Employees **~40**

Patents **26** +1 Pending

Publicly Traded in Israel since
March 2021
Following IPO on TASE

Listed on Nasdaq
April 5, 2024
Following De-SPAC Deal

Cash in Bank[1]
~$14M
As of April 2024

Monthly Cash Burn Rate
~$0.7M
As of Q1/2024[2]

Notes:
(1) Cash in Bank, as of April 2024, is based on cash by end of 2023 ($6.6M), plus $10M net cash received following the De-SPAC deal, minus expenses in 2024
(2) Subject to change, based on company operations' needs.


ZOOZ

The EV revolution is accelerating

- Public Fast-charging infrastructure is critical to enable transition to EVs
- New EV models are designed to support ultra-fast charging, to boost adoption.
- Ultra-fast charging infrastructure is a significant challenge to the limited grid
- Growing gap between EV adoption and lagging public charging infrastructure



WW Accumulative EVs
WW Accumulative
Public Fast Charging Points
2015
2016
2017
2018
2019
2020
2021
2022

ZOOZ

Source: IEA Global EV Outlook 2023

Market Opportunity

VIO
Vehicles in Operation

>150 Million EVs *1
Forecasted to populate the roads, globally, by 2030

TAM

>1.5 Million Fast-Charging ports *2
A minimum of 1 Fast-Charging port per 100 EVs

SAM

>300,000 Power Boosters *3
Support >20% of Fast-charging ports

>$60B *4
Accumulated Market Potential

SOM

>5% of Worldwide Market *4
> 15,000 Power Boosters delivered in ~10 years

>$3B *4
ZOOZ's potential accumulative market share

ZOOZ – First to market with a non-Battery-based, fielded & cost-effective Power Booster

Note: The provided information is forward looking as defined in Securities Law, Section 32A, Section 27A of the Securities Act, Section 21E of the Exchange Act and the U.S. Private Securities Litigation Reform Act of 1995, as amended. It may not be materialized as presented.

*1 Bloomberg NEF – Electric Vehicle Outlook 2022

*2 Recharge EU p.32

*3 Based on ZOOZ's customer input May not represent actual results.

*4 Company forecast of accumulated potential by 2033

ZOOZ

EV Fast-Charging – Growing Challenge To Grid



Typical EV charging curve
Equivalent(*) to power of a multistory building
150kW
80kW
45min
15min
New EV models



Combined charging pattern of multiple EVs
250kW
120kW
New EV models

Ultra-Fast Charging – a power challenge
(rather than energy-limited)



Upgrading the grid for very short peak-demand is **Inefficient & Impractical**



ZOOZ

(*) Assuming an average household's power consumption of 3-5kW

Enabling Widespread Ultra-Fast Charging. Today.


Power Booster
ZOOZ
IT'S TIME TO ZOOZ
EMS
Optimized
Micro-grid
Power
Management
Ultra-Fast Chargers
Power-Constrained
Grid
Power Booster
charged during
idle times
Power Booster
discharged to enable
faster EV charging

Enables ultra-fast charging, even at power-limited grid

The Kinetic Power Booster ZOOZTER™-100

ZOOZ Energy Management System (EMS)


x8

ZOOZ Flywheel

26 patents + 1 pending


ZOOZ
IT'S TIME TO ZOOZ
KEINE Kompromisse
beim Schnellladen

Enabling & Accelerating Ultra-Fast EV Charging

- Sustainable- Non-chemical
- Durable & Reliable
- Cost Effective
- Flexible & Modular

Go-To-Market

Geography | **Verticals** | **Growth**



- **Started –**
  Germany, UK, and US markets
- **Next –**
  China & other West-EU markets

- **CPOs (& Utilities)**
- **EPCs**
- **Fleets**
- **Business Operators**

From **Pilots & Turnkey installations** to **Scalable opportunities**

The Challenge:

- Ultra-fast charging is critical to enable the transition to EVs
- But grid infrastructure cannot support it



The "Common Solution":

(unless the location is skipped due to limited grid)

Grab the land
Based on risky utilization growth assumptions

Wait for grid upgrade
Needed for "future-utilization"

Build the site
High CAPEX (for high-utilization configuration)

Gradual increase of utilization
Depends on various factors (risk on CAPEX ROI)

Loss of potential revenues
Risk of losing position & market share

Value Proposition - CPOs

- **Accelerate Charging Network Deployment**
  - Grab more land, faster.
  - Defer grid upgrade.
    Electrify sites earlier.
  - Be agile and flexible
    with re-deployable boosters.

- **Increased sales, decreased expenses**
  - Be more attractive
    (with Ultra-fast chargers).
  - Grow utilization (& sales) faster.
  - Grow CAPEX gradually.
  - Reduce OPEX while using
    assets with minimum TCO.



zooz
Ultra-FAST,
Ultra-GREEN
EV Charging.
Anywhere.
zooz
Schnellladen. Überall!

zooz

Value Proposition - Fleets

- **Accelerate fleet electrification to meet Net Zero goals**
  - Defer grid upgrade. Electrify sites earlier.
  - Faster transition to in-depot charging.
  - Be agile and flexible with re-deployable boosters.
- **Greater Operational Efficiency & OPEX Savings**
  - Minimize reliance on limited-availability & costly public charging infrastructure.
  - Cut charging time and optimize schedule.
  - Flexible and modular infrastructure growth, tailored[1] to unique site challenges.



zooz

(1) For additional information, see slide no. 37

Enabling Ultra-fast Charging. Today.



Start early
to allow utilization growth
with available grid + Booster
Defer grid upgrade
Y1
Y2
Y3
Y4
Y5
Y6
Y7
Y8



Utilization rate attributed to ZOOZTER

Utilization rate attributed to grid upgrade

ZOOZTER™ -100 + EMS

- Enables early initiation of sites
  → Increased sales & faster expansion
- Incremental CAPEX investment optimized to utilization growth
- Defer grid upgrade until justified by utilization growth

Note: The presented graph is only for illustration purposes

Accelerating Network Growth



Keep the ZOOZTER on site

- To facilitate utilization increase (more chargers deployed)
- To reduce electricity cost (avoid demand charges)

Use the ZOOZTER as a re-deployable asset

- Faster "land grabbing" – to accelerate network growth
- Accelerate revenues growth

ZOOZ

Business model geared towards long-lasting partnership

Market penetration stage – Pilots / "Test & Buy" / Turnkey

15 years expected equipment lifetime



Power Booster Equipment Deliveries

Upfront Purchase Inc. standard 2-year warranty	Extended Warranty Agreements enabling customers to benefit from peace-of-mind and minimal total cost-of-ownership along product expected 15-year lifetime	



SW Solutions

"Stand-alone" EMS & SW pack. to enable Booster sales	Add-on to partners' management SW, to enable: smart local EMS, demand charges reduction, remote monitoring, SW updates, etc.

Professional Services

Site / Asset Make-ready, Integration & Commissioning	• Service level agreements (inc. training local partners) • Site expansion support • Re-deployment services	• Preventive Maintenance service • Out-of-warranty services • Proprietary spare part sales • Site expansion & Re-deployment services

ZOOZ

1st Commercially Operating Site in Israel

- In cooperation with

ON

- By Afcon & Dor-Alon

afcon
Electric Mobility
Shlomo Group

דור אלון

Israel's leading ultra-fast charging network operators



ZOOZ
ZOOZ

Expanding Collaboration with "ON" Charging Network

- Collaborating with "ON" - the leading ultra-fast Charging network in Israel
- ZOOZTER™-100 systems & ZOOZ-EMS enable "ON" to upgrade its charging sites on Road #6 (Israel's main transportation corridor)
- Sites to include more charging ports, allowing faster charging, despite grid limitations.



ZOOZ

ON

Moving Forward in the European Market

- Started commercial sales in Germany in 2023
- 4 ultra-fast charging sites, enabled by the ZOOZTER™-100
- Built in collaboration with major German CPOs – Mer & Parkstrom
- Sites are used for demonstrations to additional EU customers & partners.



zooz
IT'S TIME TO ZOOZ



zooz
IT'S TIME TO ZOOZ
Ultra-FAST, Ultra-GREEN EV Charging. Anywhere.

1st Entry to the UK Market

- Site owned & operated by Osprey Charging, one of the top-3 CPOs in the UK market
- ZOOZTER™-100 enabled site's upgrade to ultra-fast charging.
- Site is leveraged for demonstrations to potential customers & partners in the UK.


Osprey


Osprey
dpd
100% electric
ZOOZ

Moving Forward in the US Market

- 1st site started commercial operation in Rock Hill, South Carolina, as part of a Pilot with ARKO Corp. at a Scotchman Gas Station and Convenience Store
- Site is used for demonstrations of the ZOOZTER™-100 solution to potential US customers.


ZOOZ


ZOOZ
CHARGE
ZOOZ

Moving Forward in the US Market

- Additional Pilot sites, expected in 2024:

Car Rental Giant	NEW YORK STATE NY Power Authority	blink
Global Rental Service Provider	Largest US Utility	Leading CPO in the US and globally
@ LaGuardia Airport, NY.	@ NYPA facility, Marcy, NY	@ Ft. Lauderdale, FL.
Q2-Q3/2024*	Q2/2024*	TBD**

** Company estimation, subject to changes*
*** Permit was not yet received, site may be changed*

Experienced Leadership Team

Proven track record of scaling high-growth high-tech companies



Avi Cohen
Executive Chairman

KLA NOVA Cognyte



Boaz Weizer
Chief Executive Officer

Elbit Systems



Ruth Smadja
Chief Financial Officer

hp Telrad



Ilan Ben David
Co-founder & Chief Technology Officer

scitex orbotech
The Language of Electronics



Eyal Blum
Chief Revenue Officer

driivz



Udi Tzuri
VP Product & Marketing

APPLIED MATERIALS



Tal Harmon
VP Research & Development

scitex Highcon
Direct To Pack

A team of skilled high-tech industry veterans, each with >20 years of relevant experience

Enabling Widespread Ultra-fast EV charging. Today.


Ultra-FAST,
Ultra-GREEN
EV Charging.
Anywhere.
ZOOZ
Schnellladen. Überall
ZOOZ
IT'S TIME TO ZOOZ

ZOOZ

ZOOZ

Boost for Good

Enabling Widespread Deployment of Ultra-fast EV charging.

Appendix Slides


zooz

The Boosting Cycle



Grid
EV Ultra-fast DC Chargers
ZOOZTER SOC%
EMS
Optimized Micro-grid Power Manageme nt



Total Power consumption
Energy boost by the ZOOZTER
Grid Power
Energy used to charge the ZOOZTER
Demand is supported by the grid
Demand is greater than grid power – ZOOZTER boosts the grid, enabling ultra-fast charging
Demand is lower than grid power - ZOOZTER re-charging

ZOOZTER™-100 – All-in-one Integrated System


ZOOZ
IT'S TIME TO ZOOZ
ZOOZ
Boost for Good


Air Condition Inner Units
Drivers
Inverters
Fuse Boxes
Flywheels
MEU

- Complies with CE and UL applicable standards(*)
- Agnostic to grid and charger vendor
- Quick site integration
- Flexible re-deployment

(*) Following an evaluation process with DEKRA's & QPS's guidance and monitoring. US systems are field evaluated to UL 9540 in accordance with NEC Article 706.5

ZOOZ Flywheel – Mechanism of Action


Motor/ Generator
Vacuum
Sealed
Capsule
0.5 Ton Steel Rotor Flywheel
Magnetig Bearing
zooz

Core Technology of the ZOOZTER™100, Kinetic Power Booster

- Novel, efficient & proven* Flywheel
- 26 registered patents + 1 pending

(*) Following an evaluation process with DEKRA's guidance and monitoring in accordance with UL 9540

ZOOZ Flywheel – Mechanism of Action



Converting Electricity to Kinetic Energy
Motor
Storing Kinetic Energy with minimal electricity pulse
Motor
17,000 RPM
Generator
Converting Kinetic Energy To Electricity

ACCELERATING
=
CHARGING
(converting electricity to)
Kinetic Energy

LEVITATING
=
STORING
Kinetic Energy

DECELERATING
=
DISCHARGING
Kinetic Energy
(converted to electricity)

Revolutionary Flywheel Technology

Cast Steel Housing
- Sealed to hold vacuum

High-Strength Steel Rotor
- 0.5 Ton rotor balanced at a precision level of a small Gyro.
- Inherently safe by design
- Cost-effective, recyclable
- Proprietary manuf. process geared to high-efficiency mass production

ZOOZ Flywheel



Proprietary Motor/Generator
- high-speed, high-power, air-cooled, running in vacuum
- High efficiency, High reliability

Negligible Friction Configuration
- Magnetic Bearing - 3rd generation Halbach array
- Rotation in vacuum environment – minimizing air friction

Energy: 4.7kWh	**Power**: 12.5kW/15 min.
Weight: 650 kg	**Speed**: 17,000 RPM

Novel, efficient & proven(*) Flywheel,
The core of an innovative Power Booster
- 26 registered patents + 1 pending

(*) Following an evaluation process with DEKRA's guidance and monitoring in accordance with UL 9540

ZOOZ

Flywheel Vs. Li-ion Batteries

Performance & Cost over lifetime

- Li-ion batteries:
  - Suffer from rapid aging & performance degradation
  - Chemicals-based: Toxic & Flammable
- **ZOOZ Flywheels:**
  - Exceeds 100,000 cycles
  - Expected lifespan of over 15 years
  - Consistent performance in wide range of environment's conditions
  - Sustainable (non-chemical, non-toxic)



ZOOZ Flywheel
100%
90%
80%
70%
Effective Capacity
Chemical (Li-ion) Batteries
1000
2000
3000
4000
Full Equivalent Cycles
C=0.8, DOD=100%, Temp=30°C
C=1, DOD=50%, Temp=30°C
C=1, DOD=100%, Temp=30°C
C=1, DOD=100%, Temp=45°C
ZOOZ Flywheel, c=4

ZOOZ Flywheel technology – Optimized & a better fit (than Li-ion Batteries) **to EV ultra-fast charging use case**

Competitive Landscape

Flywheel-based boosters

ZOOZ

ADAPTIVE Balancing Power

LEVISTOR

PUNCH | Flybrid

REVTERRA

TERA LOOP

Early-stage startups

Chargers with integrated battery



L-CHARGE
FREEWIRE
KREISEL
adstec Energy
XCHARGE

Battery-based Boosters

ALFEN

KREISEL

TESVOLT
THE ENERGY STORAGE EXPERTS

ROLLS ROYCE

ELECTRIC ERA

ZOOZ is FIRST to market with a mature Flywheel-based Power Booster –
Sustainable, long-lasting, cost-effective, agnostic to grid and charger

Note: these are examples of competitors. Additional competitors are active

ZOOZ Target Market Segment

<50kW



Single-Charger Site

150kW-500kW



Small-Medium hubs
2-6 chargers

Public Charging	Fleet Depots

>1.5MW



Large Hubs
>10 chargers

Various Configurations Supported by ZOOZTERs

of ZOOZTER needed is pending grid power, # of chargers and site utilization



70kW - 150kW
150kW - 250kW
250kW - 500kW

- Grid: 75kW-150kW
- One ZOOZTER™-100
- 1-2 150kW Chargers

- Grid: 150kW-250kW
- One/Two ZOOZTER™-100
- 2-4 150kW Chargers

- Grid: 250kW-500kW
- Two ZOOZTER™-100
- 4-6 150kW Chargers

The Real Pattern of Multiple Charging Cars


300 kW
150 kW
Typical charging pattern
of multiple cars
14min
13min
15min
15min
20kWh
24kWh
18kWh
26kWh
15 min
30 min


Do we really need
600 kW of grid for
4x Ultra-fast chargers?
Grid
150kW
150kW
150kW
150kW

- Multiple EV charging simultaneously creates a demand profile characterized with:
  - Short, high-peak surges in power consumption.
  - Low average power demand
- **Efficient grid design & utilization should focus on average power demand, not just peak demand.**

ZOOZ

"Peak-Shaven" Pattern of Multiple Charging Cars Supported by ZOOZTER™-100 Power Booster



Full day charging pattern
800 kW
700 kW
600 kW
500 kW
400 kW
300 kW
EMS
100 kW
100 kW
Saved Demand Charge
Covered by 2 ZOOZTERs
02:00
04:00
06:00
08:00
10:00
12:00
14:00
16:00
18:00
20:00
22:00
ZOOZ



Grid
150kW
150kW
150kW
150kW

CASE STUDY

Based on a UK Site

UK Charging Hub (6x 150kW) – Efficient deployment

- Highly utilized hub in a UK airport
- In use: 6 Chargers X 150kW
- Sited opened after Grid was upgraded to 900kW





Upgraded Grid
900kW
(after long wait)
Grid of >300kW is sufficient
if boosted by 2x ZOOZTERs + EMS
600 KW
400 KW
200 KW
0 KW
Can be covered by 2x ZOOZTERs
Grid > 300kW
Average < 200kW
00:00
02:00
04:00
06:00
08:00
10:00
12:00
14:00
16:00
18:00
20:00
22:00
14 May, 2023
15 May, 2023
16 May, 2023

Daily Charging Profiles

Case Study – Gradual Growth


Site Initial configuration, based on available grid
1x ZOOZTER™-100
(+EMS)
~200 kW
2 x 150 kW
(4 x 75kW)
1st stage of site upgrade:
Grid upgrade to ~350kW
Chargers' upgrade to 2x300kW (4x150kW)
1x ZOOZTER™-100
(+EMS)
~350 kW
2 x 300 kW
(4 x 150kW)
2nd stage of site upgrade:
Additional of 3rd 300kW (total of 6x150kW)
Addition of 2nd ZOOZTER™-100
2x ZOOZTER™-100
(+EMS)
~350 kW
3 x 300 kW
(6 x 150kW)

Collaboration with "ON" Charging Network

CASE STUDY

- Collaborating with "ON" - the leading ultra-fast Charging network in Israel
- ZOOZTER™-100 systems & ZOOZ-EMS enable "ON" to upgrade charging sites on Road #6 (Israel's main transportation corridor)
- Sites to include more charging ports, allowing faster charging, despite grid limitations.



Na'an-West Site
~200 kW
1 x 50 kW
1 x 150 kW
(2 x 75kW)
ZOOZTER™-100
(+EMS)
~200 kW
3 x 150 kW
(6 x 75kW)
Magal-East Site
~350 kW
2 x 100 kW
(4 x 50kW)
1 x 150 kW
(2 x 75kW)
ZOOZTER™-100
(+EMS)
~350 kW
4 x 150 kW
(8 x 75kW)

ZOOZ ON

Enabling Widespread Ultra-fast EV charging. Today.



LGI Logistics Group International
zooz
IT'S TIME TO ZOOZ

zooz